Fredrick Sands · 3rd

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Paia, Hawaii, United States · 21 connections · Contact info

Kaiser Maui Lani Clir

University of Washin

Experience

Physician
Kaiser Maui Lani Clinic
1981 – Present · 40 yrs

Education

University of Washington
Adolescent Medicine Residency Program
1980 – 1981

University of Virginia School of Medicine
Internal Medicine Residency Program
1976 – 1979

Tulane University School of Medicine
MD
1972 – 1976

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Interests

University of Washington - Michael G. Fo
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Tulane University School of Medicir
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Washington and Lee University
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University of Washington
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University of Virginia School of Medicine
3,955 followers